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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    Under the Securities Exchange Act of 1934

                        HEALTHCARE IMAGING SERVICES, INC.
                        ---------------------------------
                                (Name of Issuer)

                             Shares of Common Stock
                             ----------------------
                         (Title of Class of Securities)

                                   421939-109
                                   ----------
                         (CUSIP Number for Common Stock)

            Check the following box if a fee is being paid with this
           statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting
         beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class. (See Rule 13d-7)

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CUSIP No.                  421939-109 for Common Stock
                           ---------------------------

 1)      Name of Reporting Person:          Biltmore Securities, Inc.,
                                            --------------------------

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
 (a) [ ]
 (b) [X]

 3)      SEC Use Only

 4)      Citizenship or Place of Organization:       Biltmore Securities,
                                                     Inc. is a Delaware
                                                     corporation

Number of             5)    Sole Voting Power:       750,000 shares of Common
Shares                                               Stock issuable upon
Beneficially                                         exercise of an Option to
Owned by Each                                        purchase the Issuer's
Reporting                                            Common Stock.
Person With

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CUSIP No.                  421939-109 for Common Stock
                           ---------------------------

                      6)    Shared Voting Power:      None.

                      7)    Sole Dispositive Power:   750,000 shares of Common
                                                      Stock issuable upon
                                                      exercise of an option to
                                                      purchase the Issuer's
                                                      Common Stock.

                      8)    Shared Dispositive Power: None.

9)       Aggregate Amount Beneficially Owned by Each Reporting
Person:

         750,000 shares of Common Stock issuable upon exercise of an option to purchase the Issuer's Common Stock.

10)      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                  [ ]

11)      Percent of Class Represented by Amount in Row (9): 8.47% of Common

Stock based on 8,856,474 shares of Common Stock outstanding as of November 11, 1997 assuming exercise of the option to purchase 750,000 shares of Common Stock.

12)      Type of Reporting Person (See Instructions):   BD

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CUSIP No.                  421939-109 for Common Stock
                           ---------------------------

ITEM 1(a):                 NAME OF ISSUER
----------                 --------------

         Healthcare Imaging Services, Inc.

ITEM 1(b):                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
----------                 -----------------------------------------------

         200 Schulz Drive, Middletown, NJ 07701

ITEM 2(a):                 NAME OF PERSON FILING
----------                 ---------------------

         Biltmore Securities, Inc.

ITEM 2(b):                 ADDRESS OF PRINCIPAL BUSINESS OFFICE
----------                 ------------------------------------

         6700 North Andrews Avenue, Ste. 500, Fort Lauderdale, FL 33309

ITEM 2(c):                 CITIZENSHIP
----------                 -----------

         Biltmore Securities, Inc. is a corporation formed under the laws of Delaware.

ITEM 2(d):                 TITLE OF CLASS OF SECURITIES
----------                 ----------------------------

         Common Stock.

ITEM 2(e):                 CUSIP NUMBER
----------                 ------------

         421939-109

ITEM 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      [X]      Broker or dealer registered under Section 15 of the
                           Act;

         (b)      [ ]      Bank as defined in Section 3(a)(b) of the Act;

         (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of
                           the Act;

         (d)      [ ]      Investment Company registered under Section 8 of the
                           Investment Company Act;


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CUSIP No.                  421939-109 for Common Stock
                           ---------------------------

         (e)      [ ]      Investment Advisor registered under Section 203 of
                           the Investment Advisors Act of 1940;

         (f)      [ ]      Employee Benefit Plan, Pension Fund which
                           is subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or Endowment
                           Fund; see 13d- 1(b)(1)(ii)(F);

         (g)      [ ]      Parent Holding Company, in accordance Rule 13d-
                           1(b)(ii)(G); see Item 7;

         (h)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4:           OWNERSHIP
-------           ---------

         (a) Amount Beneficially owned: 750,000 shares of Common Stock issuable upon exercise of an option to purchase the Issuer's Common Stock.

         (b) Percent of Class: 8.47% of Common Stock based on 8,856,474 shares of Common Stock outstanding as of November 11, 1997, assuming exercise of the option to purchase 750,000 shares of Common Stock.

         (c)      Number of Shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 750,000 shares of Common Stock issuable upon exercise of an option to purchase the Issuer's Common Stock.

                 (ii)      Shared power to vote or to direct the vote: None

                (iii) Sole power to dispose or to direct the disposition of: 750,000 shares of Common Stock issuable upon exercise of an option to purchase the Issuer's Common Stock.

                 (iv) Shared power to dispose or to direct the disposition of: None

ITEM 5:           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
-------           --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial


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CUSIP No.                  421939-109 for Common Stock
                           ---------------------------

owner of more than five percent of the class of securities, check the
following    [  ].

ITEM 6:           OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON
-------           -----------------------------------------------------

         Not Applicable

ITEM 7:           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
------- WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                  ----------------------------------------------------

         Not Applicable

ITEM 8:           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
-------           ---------------------------------------------------------

         Not Applicable

ITEM 9:           NOTICE OF DISSOLUTION OF GROUP
-------           ------------------------------

         Not Applicable

ITEM 10:          CERTIFICATION
--------          -------------

         By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

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CUSIP No.                  421939-109 for Common Stock
                           ---------------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1997

                                                   BILTMORE SECURITIES, INC.

                                                   /s/ Richard B. Bronson
                                                   -------------------------
                                                   By:    Richard B. Bronson
                                                   Title: President

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